Exhibit 99.1

NXT ENERGY SOLUTIONS FINALIZES
RIGHTS TO SFD TECHNOLOGY VIA CONVERSION
OF OUTSTANDING PREFERRED SHARES

CALGARY, ALBERTA, September 1, 2015 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; OTCQB:NSFDF), announces that it has effected the conversion of all 8 million of its’ outstanding convertible preferred shares into common shares of the Company, with an effective date of August 31, 2015.

Through this conversion, the independent members of the Company’s Board of Directors (the “NXT Board”) have finalized the Company’s rights to ownership of oil and gas applications of the SFD® technology, and simplified NXT Energy’s outstanding share capital structure.  The NXT Board noted “The global commercial application of the SFD® technology has been proven with the ongoing performance of contracts for independent oil and gas companies in Canada, the USA and Latin America, and for National Oil Companies in Latin America, South America and Asia.  In addition, NXT Energy has applied for patents on the SFD® technology.”

In 2006, NXT Energy issued a total of 10 million convertible preferred shares to Mr. George Liszicasz, the Company’s President & CEO, pursuant to a Technology Transfer Agreement (the “TTA”) covering the use of the SFD® technology in hydrocarbon exploration.  A total of 2 million of these preferred shares became convertible (on a one for one basis) into common shares upon issue in 2006, and were formally converted to common shares in May 2013.  The remaining 8 million preferred shares were non-voting, and convertible on or before December 31, 2015 at NXT Energy’s option, subject to earlier conversion under the TTA upon the reaching of defined cumulative revenue milestones.

Also, in January 2014, Mr. Liszicasz personally, and not in his capacity as the Company’s CEO, granted (to a total of 17 persons, primarily NXT Energy employees, directors and officers) “Rights” to acquire from him a total of 1 million of the common shares which are now being issued to Mr. Liszicasz upon conversion of the 8 million preferred shares.

Following the current conversion (and before giving effect to any potential exercises of the above noted Rights) of the 8 million preferred shares, Mr. Liszicasz holds a total of 15,196,490 (28.6%) of NXT Energy’s 53,225,509 outstanding common shares.  This conversion does not increase the outstanding fully-diluted share count.

About NXT Energy Solutions

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT Energy are described in its most recent MD&A for the fiscal year ended December 31, 2014 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The company’s securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

For further information, please contact:

For further information, please contact:

Greg Leavens	Bill Mitoulas	Kin Communications
V-P Finance & CFO	Investor Relations Manager	Investor Relations
NXT Energy Solutions Inc.	416-479-9547	604-684-6730 / 1-866-684-6730
403-206-0805	bmitoulas@nxtenergy.com	sfd@kincommunications.com
info@nxtenergy.com
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.